GLASGAL COMMUNICATIONS, INC.
                                 23 MADISON ROAD
                           FAIRFIELD, NEW JERSEY 07004

                                                               March 5, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re:  Glasgal Communications, Inc.
                       Registration Statement on Form S-3
                       ----------------------------------

Dear Sir or Madam:

         A Registration Statement of the undersigned corporation on Form S-3 was filed with the Commission on February 24, 1997 (Commission File No. 333-22257). The undersigned corporation hereby amends the Form S-3 to include the following on the facing page thereof following the calculation of the registration fee:

         "The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

         If you have any questions or comments,  please contact the  undersigned
at  (201)  768-8082  or  Robert  Friedman,   Esq.  at  (212)  753-7200  at  your
convenience.

                                       Very truly yours,

                                       Glasgal Communications, Inc.


                                       By: /s/ Isaac Gaon
                                           ------------------------------
                                           Name:  Isaac Gaon
                                           Title: Chief Executive Officer

cc:      Ms. Rani Doyle
         James Caci
         Robert Friedman